UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

GATEWAY, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with copies to:
Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

October 10, 2007
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acer Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of China

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		322,931,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		322,931,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	322,931,539

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	86.49%[1]

14	TYPE OF REPORTING PERSON (see instructions)

	CO

[1]	Based on 373,380,102 shares of Issuer common stock, par value $0.01 per share, outstanding as of October 10, 2007 (as represented by Issuer). Excludes shares subject to the “Top-Up Option” described in Item 4.

      CUSIP No. 367626108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galaxy Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	WC, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		322,931,539

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		322,931,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	322,931,539

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	86.49%[2]

14	TYPE OF REPORTING PERSON (see instructions)

	CO

[2]	See Footnote 1 to Acer Inc.

     This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed with the Securities and Exchange Commission on September 4, 2007 (the “Original Schedule”), by the persons filing this amendment. Capitalized terms used in this Amendment No. 1 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Original Schedule.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented and amended to add the following information:
     On September 20, 2007, Acer executed a commitment letter (the “Commitment Letter”) with Citibank, N.A. Taipei Branch (“Citibank”), with effect from October 1, 2007, for a loan facility (the “Facility”) of up to NTD 19,800,000,000 (approximately $600,000,000) to provide a portion of the funds for the Offer and the Merger, subject to the terms and conditions described in the Commitment Letter. The terms of the Facility are described in Item 7 of the Tender Offer Statement on Schedule TO (Amendment No. 6) that Acer filed with the SEC and a copy of the Commitment Letter is filed as Exhibit (b)(1) thereto. Reference is made to such exhibit for a complete description of the terms and conditions of the Facility.
Item 4. Purpose of Transaction.
     Item 4 is hereby supplemented and amended to add the following information:
     On October 10, 2007, the Offer expired at 5:00 p.m. New York City time and Galaxy Acquisition accepted for payment, and thereby acquired beneficial ownership of, the 322,931,539 Shares validly tendered in the Offer and not properly withdrawn (including 13,390,772 Shares tendered pursuant to guaranteed delivery procedures).
     Pursuant to the Merger Agreement, Issuer irrevocably granted to Galaxy Acquisition an option (the “Top-Up Option”) to purchase at a price per Share equal to the Offer Price up to the number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Acer or Galaxy Acquisition at the time of such exercise, constitutes one Share more than 90% of the then-outstanding Shares taking into account the issuance of the Shares pursuant to the Top-Up Option, which Top-Up Option will become exercisable when Galaxy Acquisition pays for the Shares it has accepted for payment. The number of additional Shares that Galaxy Acquisition can purchase under the Top-Up Option is limited to the number of then authorized and unissued Shares (giving effect to Shares reserved for issuance under Gateway’s stock plans and for conversion of Gateway’s convertible notes) and may not be exercised if legal restrictions prohibit the exercise or additional legal authorization is required. Based on the number of Shares accepted for payment and the estimated number of Shares outstanding, such number of Shares would be approximately 131,105,500 Shares.
     Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     Acer Inc.
(a)	322,931,539 (86.49% of class)[3]

(b)	Sole Power to Vote: 0
Shared Power to Vote: 322,931,539
Sole Power to Dispose: 0

[3]	Excludes shares subject to the “Top-Up Option” described in Item 4.

Shared Power to Dispose: 322,931,539
      (c)   Except for the purchase of Shares pursuant to the Offer, described above, neither Acer nor Galaxy Acquisition, and to the best knowledge of Acer and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transaction in the Shares since September 4, 2007, the date of the most recent filing on Schedule 13D by Acer and Galaxy Acquisition.

(d)	Not applicable.

(e)	Not applicable.
Galaxy Acquisition Corp.
(a)	322,931,539 (86.49% of class)[3]

(b)	Sole Power to Vote: 0
Shared Power to Vote: 322,931,539
Sole Power to Dispose: 0
Shared Power to Dispose: 322,931,539
      (c)   Except for the purchase of Shares pursuant to the Offer, described above, neither Acer nor Galaxy Acquisition, and to the best knowledge of Acer and Galaxy Acquisition, none of the persons named in Schedule A, has effected any transaction in the Shares since September 4, 2007, the date of the most recent filing on Schedule 13D by Acer and Galaxy Acquisition.

(d)	Not applicable.

(e)	Not applicable.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit No.	Description

1	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

2	Form of Tender and Support Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

3	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

4	Commitment Letter for up to NTD 19.8 billion loan facility, dated September 20, 2007, between Acer and Citibank, N.A., Taipei Branch (incorporated by reference to Exhibit (b)(1) to the Schedule TO (Amendment No. 6) filed by Acer Inc. and Galaxy Acquisition Corp. on September 24, 2007).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ACER INC.

Dated: October 12, 2007	By:	/s/ Howard Chan
Name: Howard Chan
Title: Chief Financial Officer

GALAXY ACQUISITION CORP.

Dated: October 12, 2007	By:	/s/ Howard Chan
Name: Howard Chan
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

2	Form of Tender and Support Agreement (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

3	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Acer Inc. and Galaxy Acquisition Corp. on September 4, 2007).

4	Commitment Letter for up to NTD 19.8 billion loan facility, dated September 20, 2007, between Acer and Citibank, N.A., Taipei Branch (incorporated by reference to Exhibit (b)(1) to the Schedule TO (Amendment No. 6) filed by Acer Inc. and Galaxy Acquisition Corp. on September 24, 2007).